SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

401 Professional Drive, Suite 260

Gaithersburg, MD 20879

(240) 430-4212

January 21, 2025

Via EDGAR

Ms. Jessica Dickerson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-1
File No. 333-278535

Dear Ms. Dickerson:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Shuttle Pharmaceuticals Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-278535), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement is not effective and no securities have been issued pursuant to the registration statement. We are withdrawing the registration statement because we have elected not to proceed with the form of offering set forth in the Registration Statement at this time. Accordingly, we respectfully request withdrawal of the Registration Statement as soon as reasonably practicable.

Please direct any comments or questions regarding this filing to our counsel, Megan J. Penick at Dorsey & Whitney LLP, who may be contacted at 212-415-9279 or penick.megan@dorsey.com.

Very truly yours,

Shuttle Pharmaceuticals Holdings, Inc.

By:	/s/ Anatoly Dritschilo
Name:	Anatoly Dritschilo
Title:	Chief Executive Officer and Chairman of the Board of Directors